SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 543rd MEETING OF THE BOARD OF DIRECTORS
HELD ON MAY 14, 2008

On May 14, 2008, at 3:00 (three) p.m., at the Company’s offices located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP 05.477 -000, the five hundred and forty-third (543rd) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Board Member José Lima de Andrade Neto and Pedro Augusto Ribeiro Novis were absent and were replaced by their respective alternate. The Chief Executive Officer José Carlos Grubisich, and Officers Carlos Fadigas and Mauricio Ferro, Mr. Guilherme Furtado and Ms. Marcella Menezes Fagundes were present at the Meeting. The Fiscal Council’s representative, Mr. Ismael Abreu, was also present. In view of the absence of the Chairman of the Board of Directors, Mr. Pedro Augusto Ribeiro Novis, the Vice Chairman, Mr. Alvaro Fernandes da Cunha Filho, presided the meeting and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subject for Deliberation: The following deliberations were unanimously taken: 1) RESIGNATION BY MEMBERS OF THE BOARD OF DIRECTORS AND FISCAL COUNCIL – the resignations presented by members of the Board of Directors and Fiscal Council were made known, according to the letters of resignation received and filed at the Company’s headquarters, for which reason the convening of an Extraordinary General Meeting was hereby authorized, so as to elect the substitutes of the resigning Board Members, at a date and time to be defined in due course by the Chief Executive Officer by publishing the respective Call Notice pursuant to law; 2) PROPOSAL FOR DELIBERATION (“PD”) – after the due analysis of the respective terms and related documentation, the following Proposal for Deliberation was approved, a copy of which was previously sent to the Board Members for cognizance and will remain filed at the Company’s headquarters: PD.CA/BAK-11/2008 –Integration of petrochemical assets of Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and Petrobras Química S.A. – Petroquisa (“Petroquisa”), for the purpose of approving (i) the terms of the First Addendum to the Investment Agreement to be entered into between the Company, Odebrecht S.A., Nordeste Química S.A. – Norquisa, Petrobras and Petroquisa, based on this Board of Directors’ resolution taken on November 30, 2007; (ii) the favorable manifestation by this Board of Directors in relation to the proposal for merger of the shares of Grust Holdings S.A., a wholly-owned subsidiary of Petroquisa, into the Company, and the consequent capital increase with the issue of new common shares and class “A” preferred shares to be allocated to Petroquisa, according to the terms and conditions envisaged by the respective PD, with an Extraordinary General Meeting hereby being authorized to be convened, which is to be held on May 30, 2008, at a time to be defined and disclosed upon publication of the respective Call Notice pursuant to law, to resolve on the proposal contained in the aforesaid PD, and on the consequent amendment to

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413.1000
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1515 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3271.2044 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3576 9000 – Fax (11) 3023 0416

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 543rd MEETING OF THE BOARD OF DIRECTORS
HELD ON MAY 14, 2008

article 4 of the Company’s Bylaws; and (iii) the execution, as intervening and consenting party, of the new Shareholders Agreement of the Company. II) Subjects for Acknowledgment: Nothing to register. III) Subjects of Interest of the Company: Nothing to register. IV) Adjournment- As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, May 14, 2008. [Signatures: Álvaro Fernandes da Cunha Filho – Vice Chairman, acting as a Chairman; Marcella Menezes Fagundes – Secretary; Alvaro Pereira Novis; Antonio Britto Filho; Edmundo Correia Aires; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Mauro Mettrau Carneiro da Cunha; Luiz Fernando Cirne Lima; Newton Sergio de Souza; Rogério Gonçalves Mattos e Ruy Lemos Sampaio].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413.1000
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1515 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3271.2044 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3576 9000 – Fax (11) 3023 0416

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.